UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

Fitzwilton House

Wilton Place

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE JANUARY 29, 2015 EXTRAORDINARY GENERAL MEETING OF KING DIGITAL ENTERTAINMENT PLC

On January 29, 2015, King Digital Entertainment plc (“King”) held an extraordinary general meeting of shareholders to consider and vote on the three proposals set forth below, each of which is described in greater detail in the Notice of Extraordinary General Meeting furnished to the U.S. Securities and Exchange Commission on December 19, 2014 as an exhibit to Form 6-K. The final voting results are set forth below.

Proposal 1: Bellaria Waiver

The shareholders authorized an increase in the percentage of the issued share capital of King held by Bellaria Holding S.à r.l. (“Bellaria”) as a result of the repurchase or redemption by King of up to 32,180,009 King ordinary shares (“Ordinary Shares”) on the basis that Bellaria shall not by reason of such increase be obliged to make an offer to King’s shareholders under the Irish Takeover Rules. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
131,943,972	6,376,739	41,097	95.38%

Proposal 2: Bellaria Board Concert Party Waiver

The shareholders authorized an increase in the percentage of the issued share capital of King held by the Bellaria/Board Concert Party as a result of (i) the repurchase or redemption by King of up to 32,180,009 Ordinary Shares and/or (ii) the exercise of options to subscribe for up to 630,936 Ordinary Shares by certain King directors, on the basis that no member of the Bellaria/Board Concert Party shall, by reason of such increase, be obliged to make an offer to King’s shareholders under the Irish Takeover Rules. The results of such vote were as follows:

Vote For	Votes Against	Abstentions	Percentage of Votes in Favor
75,942,558	6,381,369	40,391	92.24%

Proposal 3: Section 29 Approval

The shareholders authorized any acquisition or redemption by King of King Ordinary Shares held by or on behalf of any director of King or any person connected with such a director. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
271,824,975	7,465,341	34,059	97.32%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: January 29, 2015	By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Chief Legal Officer and Corporate Secretary

3